SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of January 2003

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering AG's 2002 sales rose 10% in local currencies

Berlin, January 30, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR), reported today that Group net sales in 2002 rose 10 per cent in local currencies (4 per cent in EUR) year-on-year. Sales rose to EUR 5,023 million (US$ 5,267 million*). The increase was based on solid volume growth (+9 per cent), particularly among Schering’s top products. Underlying growth outweighed adverse currency effects of 6 per cent.

"The remarkable growth of Betaferon® and Yasmin® are good examples of our ability to compete successfully in these markets. In the year after its introduction, Yasmin has already become our sixth largest product," said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "We are especially pleased with the significant sales growth of greater than 22 per cent in dollars in the U.S., which now contributes more than 25 per cent to our total sales. This achievement is a clear indication that we are well on our way to reaching our goal to double our U.S. sales from 2000 to 2005 to 2 billion US$."

Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG, said: “We confirm our forecast of double-digit growth in net profit and EPS for 2002, excluding the overall positive one-time effects, in particular from the sale of our stake in Aventis CropScience. Partially through hedging activities, we ensured that the negative currency effects did not impact our net profit in the same way as it did sales. For our shareholders, we will propose to the Annual General Meeting an increase in dividend per share from EUR 0.83 for 2001 to EUR 0.93 for 2002.”

END

Schering will publish its consolidated financial statements for 2002 at its Annual Press Conference on February 28, 2003.

* US dollar amounts have been translated solely for your convenience, from euro into US dollars at an exchange rate of $1.0485 per €1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on December 31, 2002.

Percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

	Top-selling products		Sales 1-4/2002	Change from Q1-4/2001
			EURm	absolute	currency-adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	783	+15%	+20%
2.	Magnevist®	(diagnostics)	322	0%	+6%
3.	Iopamiron®	(diagnostics)	299	–16%	–8%
4.	Ultravist®	(diagnostics)	241	+1%	+4%
5.	Diane®	(gynecology)	226	+5%	+12%
6.	Yasmin®	(fertility control)	152	>100%	>100%
7.	Fludara®	(therapeutics)	149	+14%	+21%
8.	Mirena®	(fertility control)	137	+38%	+41%
9.	Microgynon®	(fertility control)	130	–6%	+7%
10.	Meliane®	(fertility control)	127	+3%	+15%
	Total		2,566	+9%	+16%
	Total as % of net sales		51%

Sales trends by Region

Q1-4/2002

Net sales by Region	EURm		Change from Q1-4/2001				% of total
	Q1-4/2002	Q1-4/2001	Total	Volume/Price	Currency	Structure*	Q1-4/2002	Q1-4/2001
Europe Region	2,357	2,183	+8%	+10%	–1%	–1%	47%	45%
United States Region	1,282	1,113	+15%	+19%	–7%	+3%	25%	23%
Japan Region	579	663	–13%	–6%	–7%	0%	12%	14%
Latin America/ Canada Region	430	511	–16%	+11%	–27%	0%	9%	11%
Asia/Middle East Region	224	213	+5%	+7%	–2%	0%	4%	4%
Other Activities	151	159	–4%	–3%	–1%	0%	3%	3%
Total	5,023	4,842	+4%	+10%	–6%	0%	100%	100%

* Effects from acquisitions and divestments

Q4/2002

Net sales by Region	EURm		Change from Q4/2001				% of total
	Q4/2002	Q4/2001	Total	Volume/Price	Currency	Structure*	Q4/2002	Q4/2001
Europe Region	587	539	+9%	+12%	–2%	–1%	46%	43%
United States Region	342	315	+8%	+18%	–13%	+3%	27%	25%
Japan Region	155	190	–19%	–11%	–8%	0%	12%	15%
Latin America/ Canada Region	104	140	–26%	+13%	–39%	0%	8%	11%
Asia/Middle East Region	48	49	–2%	+3%	–5%	0%	4%	4%
Other Activities	35	31	+16%	+19%	–3%	0%	3%	2%
Total	1,271	1,264	+1%	+10%	–9%	0%	100%	100%

* Effects from acquisitions and divestments

Sales trends by Business Area

Q1-4/2002

Sales by Business Areas and important indication areas*	EURm		Change from Q1-4/2001				% of total
	Q1-4/2002	Q1-4/2001	Total	Volume/Price	Currency	Structure**	Q1-4/2002	Q1-4/2001
Gynecology&Andrology***	1,613	1,510	+7%	+15%	–8%	0%	32%	31%
Fertility control	1,256	1,118	+12%	+20%	–8%	0%	25%	23%
Hormone therapy	350	385	–9%	–1%	–8%	0%	7%	8%
Specialized Therapeutics	1,637	1,491	+10%	+13%	–4%	+1%	33%	31%
Central nervous system (CNS)	873	774	+13%	+18%	–5%	0%	17%	16%
Cardiovascular	192	217	–12%	–7%	–5%	0%	4%	5%
Oncology	414	347	+19%	+16%	–7%	+10%	8%	7%
Diagnostics& Radiopharmaceuticals	1,406	1,452	–3%	+3%	–6%	0%	28%	30%
X-ray contrast media	654	722	–9%	–3%	–6%	0%	13%	15%
MRI contrast agents	334	327	+2%	+8%	–6%	0%	7%	7%
Radiopharmaceuticals	146	151	–4%	–2%	–2%	0%	3%	3%
CM application technologies	264	242	+9%	+16%	–7%	0%	5%	5%
Dermatology	217	227	–5%	+3%	–8%	0%	4%	5%
Other sources	150	162	–7%	–2%	–5%	0%	3%	3%
Total	5,023	4,842	+4%	+10%	–6%	0%	100%	100%

Q4/2002

Sales by Business Areas and important indication areas*	EURm		Change from Q4/2001				% of total
	Q4/2002	Q4/2001	Total	Volume/Price	Currency	Structure**	Q4/2002	Q4/2001
Gynecology&Andrology***	390	377	+3%	+16%	–13%	0%	31%	30%
Fertility control	318	289	+10%	+23%	–13%	0%	25%	23%
Hormone therapy	70	86	–18%	–5%	–13%	0%	6%	7%
Specialized Therapeutics	428	396	+8%	+15%	–8%	+1%	34%	32%
Central nervous system (CNS)	233	214	+9%	+17%	–8%	0%	18%	17%
Cardiovascular	45	54	–17%	–10%	–7%	0%	3%	4%
Oncology	107	89	+21%	+20%	–11%	+12%	8%	7%
Diagnostics& Radiopharmaceuticals	371	404	–8%	0%	–8%	0%	29%	32%
X-ray contrast media	167	191	–13%	–5%	–8%	0%	13%	15%
MRI contrast agents	88	94	–6%	+2%	–8%	0%	7%	7%
Radiopharmaceuticals	36	39	–9%	–5%	–4%	0%	3%	3%
CM application technologies	79	77	+3%	+16%	–13%	0%	6%	6%
Dermatology	50	55	–11%	–2%	–9%	0%	4%	4%
Other sources	32	32	+3%	+15%	–12%	0%	2%	2%
Total	1,271	1,264	+1%	+10%	–9%	0%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas

** Effects from acquisitions and divestments

*** The business area Gynecology&Andrology was renamed from Fertility Control&Hormone Therapy in 2002 underlining our focus on special indications in the female and male healthcare markets

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business Communication: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Business Communication: Dr Friedrich von Heyl, T: +49-30-468 152 96; friedrich.vonheyl@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38; peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: January 30, 2003